UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2007

                         (COMMISSION FILE NO. 001-32305)

                        ---------------------------------
                                    CORPBANCA
                 (Translation of registrant's name into English)

                        ---------------------------------

                                ROSARIO NORTE 660
                                   LAS CONDES
                                 SANTIAGO, CHILE
              (Address of registrant's principal executive office)

                        ---------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes |_| No |X|

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        CORPBANCA
                                        (Registrant)


                                        By: /s/ Enrique Perez A.
                                            -----------------------------------
                                            Name: Enrique Perez A.
                                            Title: Chief Financial Officer


Date: June 29, 2007

FOR IMMEDIATE RELEASE

                           CORPBANCA FILES FORM 20-F

Santiago, Chile, June 29, 2007 - CORPBANCA, (NYSE: BCA) announced today the filing of the company's Form 20-F with the United States Securities and Exchange Commission. The document is also available in the company's corporate website www.corpbanca.cl. Any shareholder may request a printed copy of the company's complete audited financial statements, free of charge, by contacting CORPBANCA's investor relations department.


CORPBANCA (NYSE: BCA), IS A CHILEAN FINANCIAL INSTITUTION OFFERING A WIDE VARIETY OF CORPORATE AND RETAIL FINANCIAL PRODUCTS AND SERVICES ACROSS ALL SEGMENTS OF THE CHILEAN FINANCIAL MARKET.



CORPBANCA Contact:

Pablo Mejia Ricci
Head of Investor Relations
Santiago, Chile
Tel: (56 - 2) 660-2342
pablo.mejia@corpbanca.cl




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www.corpbanca.cl            Rosario Norte 660, Santiago, Chile
                                   Phone: 56 (2) 687 8000